May 1, 2009

David L. Lambert, Esq.
Deputy General Counsel – Finance/Securities
TD Ameritrade Holding Corporation
6940 Columbia Gateway Dr.
Columbia, Maryland 21046

       Re: TD Ameritrade Holding Corporation
               Amendment No. 2 to Form S-4
               Filed April 20, 2009
               File No. 333-157208

               TD Ameritrade Holding Corporation
               Form 10-K for the year ended September 30, 2008
               Definitive Proxy Statement on Schedule 14A filed January 6, 2009
               File No. 0-49992
               Filed November 26, 2008

               thinkorswim Group Inc.
               Form 10-K for the year ended December 31, 2008
               File No. 0-52012

Dear Mr. Lambert:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Opinion of UBS Securities LLC, page 30

1.	We note your response to comment 1 of our comment letter dated April 20, 2009. We continue to believe, however, that the implied equity value per share at each of the assumed discount rates and P/E multiple is material to an investor's understanding of the results of the discounted cash flow analysis. For example, with respect to TD Ameritrade, we note that two of the implied values were below the company's stock price while seven of the values were above the stock price. Thus, it appears that disclosure of the complete set of values would enhance an investor's understanding of the analysis. Please revise the disclosure as previously requested. Alternatively, please provide us with a more detailed response that explains why you believe it is appropriate to disclose only the high and low ends of these values rather than the complete results of the UBS analysis.

TDAMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2009

Annual Incentive Award, page 21

2.	We note your response to prior comment 5. Please provide us with a more detailed description of how the Compensation Committee measured each NEO's performance in managing liquidity and credit risk. Tell us how each NEO's performance, as considered by the Compensation Committee, resulted in the actual awards received. For example, if the committee decided to reduce the award from the target amount based on the NEO's performance in managing liquidity, please explain how performance resulted in a reduced award.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David L. Lambert, Esq.
TD Ameritrade Holding Corporation
May 1, 2009
Page 4

  You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

                Sincerely,

                Karen J. Garnett
                Assistant Director

cc: Michael S. Ringler, Esq.
   Via facsimile